March 23, 2007

Joseph M. Mannon, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, Illinois 60601

Re: DWS Multi-Market Income Trust ("Multi-Market Fund")
        File Numbers 811-5689 & 333-140826
        DWS Strategic Income Trust. ("Strategic Fund")
        File Numbers 811-8382 & 333-140825
        (Each individually, a "Fund" and collectively, the "Funds")

Dear Mr. Mannon:

        On February 22, 2007, each Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act").   The filings are similar in many respects and each Fund proposes to offer rights to subscribe to Fund shares on terms that are substantially similar. The filings also differ in certain respects. Accordingly, we have combined our comments regarding both Funds in this correspondence and identified, where appropriate, comments that apply only to a specific Fund.

        Our comments regarding the filings are set forth below.

                                    General

        1. Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in each registration statement.

        2. Please see Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, *A Plain English Handbook* (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements imposed by Rule 421 under Regulation C under the Securities Act.

3. Indicate to the staff whether the Funds have considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings. In particular, your response should address the matters discussed in item 2(E) (under "Certain Considerations") and related footnote 13 of that release reflecting the staff's view that there be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." You should also disclose the benefits accruing to third parties from the expected increase in Fund assets.

4. If applicable, add disclosure regarding any previous rights offerings.

Prospectus Cover Page

5. As required by Item 1.j. of Form N-2, the cross-reference to the prospectus discussion of speculative and high risk factors should be printed in bold face common type as least as large as ten point modern type and at least two points leaded.

Prospectus

6. Revise the disclosure captioned "Prospectus Summary – The Offer –Non-Transferability of Rights" to add appropriate disclosure if this feature will exacerbate the discount at which shares trade.

7. A subsequent paragraph captioned "Prospectus Summary – The Offer – Purpose of the Offer" states: "The purpose of the Offer is to increase the assets of the Fund available for investment."   Expand this disclosure to indicate that increased assets will result in increased advisory fee income for the adviser, as well as other third parties whose fees are based upon Fund net assets.

8. Disclosure captioned "Purpose of the Offer" states: "The Fund may, in the future and at its discretion, choose to make additional rights offerings of its shares or otherwise issue common shares from time to time for a number of shares and on terms which may or may not be similar to this offer." The statement suggests that the Fund may routinely make rights offerings at or below net asset value, which may be transferable or non-transferable. Reconcile this notion with the view that such offerings, in light of their dilutive effect, are not to be used routinely, but rather only rarely to raise funds for specific purposes.

9. The next segment, sub-captioned "Over-Subscription Privilege," discusses the over-subscription privilege and over-subscription requests. Confirm to the staff that the increase of 25% in the number of shares that may be available for subscription are included in the shares being registered hereby. With respect to registered shares, please explain to the staff what the Fund will do if the shares are not sold, e.g., de-register them.

*   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds request acceleration of the effective dates of the pending registration statements, they should furnish a letter, at the time of such requests, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

If you have any questions prior to the filing of a pre-effective amendment, please contact me at (202) 551-6961.

Sincerely,

John Grzeskiewicz
Senior Counsel